FOCUS ENHANCEMENTS LETTERHEAD

January 5, 2006

VIA EDGAR

Mr.  Adam Halper

Room 4561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.. 20549

Re:        Focus Enhancements, Inc., Registration Statement on Form S-3, File No. 333-130217

Dear Mr. Halper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Focus Enhancements, Inc.(the “Company”) hereby requests the above-referenced Registration Statement to be declared effective at 2:00 p.m., Eastern time, on Friday, January 6, 2006, or as soon thereafter as practicable.  The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

The Company further acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FOCUS ENHANCEMENTS, INC.

/s/ Gary L. Williams
Gary L. Williams
Chief Financial Officer